Mail Stop 4561

June 12, 2006

*By U.S. Mail and Facsimile to (203) 772-0157*

Peyton R. Patterson
President and Chief Executive Officer
NewAlliance Bancshares, Inc.
195 Church Street
New Haven, Connecticut 06510

> **Re:** **NewAlliance Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 28, 2006**
> **File No. 001-32007**

Dear Ms. Patterson:

We have reviewed your response filed on April 20, 2006, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Financial Data, page 21

1. We note in your response to prior comment 1, that you believe these non-GAAP measures presented are useful in the analysis of your financial statements. Your disclosure on page 3 is that growth acquisition is your number one core operating objective, and in your response that the merger and acquisition activity is a critical part of your growth strategy, implying that such charges will be incurred on an ongoing basis. As such, we believe such charges should be included in an analysis of your company and the elimination of such charges to calculate your

non-GAAP measures is not appropriate.  Please revise your filing accordingly.

Financial Statements

Note 1: Summary of Significant Accounting Policies

General

2.  We note your response to prior comment 2.  We note your response that you have included the liabilities associated with exit activities as part of the acquisition costs when certain conditions are met.  Please revise to disclose the conditions you consider in your determination to include these liabilities as a component of the acquisition cost.

Investment Securities, page 54

3.  We note in your response to prior comment 4 that you do have a seat on the Board of each partnership.  Given your position on the Board of the partnerships which appears to represent a level of influence greater than "minor," we believe that your investments in partnerships 1-4 provided in your response represent investments should be accounted for as equity method investments.  Refer to EITF D-46.  Please revise accordingly.  If you do not believe the application of the equity method would be materially different from the cost method, please provide us your analysis under SAB 99 for all fiscal quarters and years affected.

4.  We note your response to prior comment 5.  For purposes of enhancing the transparency of your financial statements, please revise your future filings to disclose the nature of your funding commitments.

Loans held for sale, page 54

5.  We note your response to prior comment 6.  We believe your accounting policy for the cash flows associated with loans sales is not consistent with GAAP.  Please provide us your SAB 99 materiality analysis of the error in reporting the cash flows from loans sales as investing instead of operating, for all periods presented in your 2005 Form 10-K.

Note 18: Earnings per Share, page 78

6.  We note your response to prior comment 11.  On the face of your financial statements, in this footnote, and throughout your filing, as applicable, please

revise to present the earnings per share for all periods which had shares outstanding.  Please also include an explanatory note, wherever EPS is presented in your filing, to disclose the rationale for the presentation of EPS only in 2004 and 2005, and to explain that shares were only outstanding in 2004 for a nine-month period.  Refer to SFAS 128.

Note 20: Selected Quarterly Consolidated Information, page 80

7. We note your response to prior comment 13.  Please revise your filing to include the earnings per share information for all periods presented that had outstanding shares.

\*       \*       \*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review, and you may wish to provide us drafts of your intended revisions in order to ensure that our comments are properly addressed prior to filing the amendment.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please file your response on EDGAR.   Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3356 or me at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Don Walker
Senior Assistant
Chief Accountant